

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

Via E-Mail
Mr. Mark Katsumata
Chief Financial Officer
Uranium Energy Corporation
1111 West Hastings Street, Suite 320
Vancouver, British Columbia V6E 2J3

> **Re:** **Uranium Energy Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2012**
> **Filed October 15, 2012**
> **Form 8-K filed on September 5, 2013**
> **Response dated August 28, 2013**
> **File No. 001-33706**

Dear Mr. Katsumata:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended July 31, 2012

Business, page 2

1.   We note your response to comment 1 in our letter dated July 17, 2013. To clarify your business and the uranium market for investors, please revise the Business section of your Form 10-K to provide general details regarding the buyers of uranium, and management's view that the company is not substantially dependent upon any single customer.

2.   We note your response to comment 2 in our letter dated July 17, 2013 and we reissue the comment. While your current ability to sell your Uranium may not be affected by the changing seasons due to your contracts, it is unclear whether your ability to mine and

produce further uranium or the overall demand or prices for uranium change on a seasonal basis. Please revise to provide disclosure about any material seasonal aspect of your business, or provide us with further analysis detailing why such disclosure is not required.

Business, page 5

3.   We note your response to comment 3 from our letter dated July 17, 2013. We continue to believe that you can adequately describe your operations using terminology other than production or development such that investors will understand the current status of your operation. We reissue the comment.

4.   We note your response to comments 4 and 5 our letter dated July 17, 2013. Please amend your filing in response to our comments, or provide us with draft disclosure similar to that which will appear in your eventual amended filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 54

5.   We reissue comments 8, 9 and 10 from our letter dated July 17, 2013. Please amend your filing in response to our comments, or provide us with draft disclosure similar to that which will appear in your eventual amended filing.

Executive Compensation, page 70

Compensation Elements and Rationale, page 71

6.   We note your response to comment 11 in our letter dated July 17, 2013 and the related disclosure from your proxy statement filed June 7, 2013 attached as Schedule A. We reissue prior comment 11. Please revise your Compensation Discussion and Analysis to provide sufficient disclosure such that investors can understand why your Compensation Committee chose to pay the amount that was awarded for each element of compensation. While Schedule A lists various targets and milestones that may have been considered, it is not clear how the achievement of these milestones resulted in the specific amounts that were awarded. For example, we note that one of your targets considered was corporate performance. Your disclosure should specify which milestones were indicative of corporate performance and, based on the milestone achieved, how the compensation committee considered the achievement of that milestone in determining the amount to pay. For example, we note a milestone was the recording of revenues of $13.8 million in Uranium sales. Please revise to clarify whether this exceeded the company's target for corporate performance, and by how much, and how that resulted in the decision to award compensation. Please make similar revisions for each of your various milestones, where applicable.

Base Salary, page 71

7.   We note your response to comment 12 in our letter dated July 17, 2013. Please revise to disclose how your compensation committee considered the studies from ISS and Glass Lewis in making compensation determinations for your named executive officers. See Item 402(b)(1)(vi) of Regulation S-K.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

8.   We note your response to comment 13 of our letter dated July 17, 2013. Since you have not yet demonstrated the existence of proven and probable reserves, as defined by Industry Guide 7, you continue be in the exploration stage and thus are an exploration stage company. Please revise to provide prominent disclosures both inside and outside of your financial statements to clearly address the following as related to the lack of proven and probable reserves at any of your mineral properties:

- Highlight in the footnotes to your financial statements and elsewhere in your filing, as necessary, that you are currently an exploration stage company given that you have not established reserves; and that you will remain in the exploration stage since you do not have plans on establishing proven and probable reserves through the completion of feasibility studies, in accordance with SEC Industry Guide 7, on your mineral projects on which you are currently utilizing or planning on utilizing in-situ recovery mining (page 12).

- Disclose all costs that you will continue to expense versus capitalize since you have not established reserves.

- Discuss the effects on your cost of sales and gross profit resulting from your expensing versus capitalizing such costs.

- Highlight that your financial statements may not be comparable to the financial statements of mining companies that have established reserves and exited the exploration stage. Also include a discussion of how companies that have established reserves and exited the exploration stage typically capitalize costs, and subsequently depreciate or amortize them on a units-of-production basis as reserves are mined, with the resulting depreciation and depletion allocated to inventory, and then to cost of sales as the inventory is sold.

- Include a cautionary statement to address the expected duration and profitability of your current mining activities and any planned future mining activities, which is an issue that reserve estimates commonly address.

Form 8-K filed September 5, 2013

Exhibit 99.1

9.   We note your disclosure of measured, indicated, and inferred resources that were furnished in your 8-K filed September 5, 2013 under Regulation FD. Please tell us the parameters used to demonstrate the reasonable prospect of economic extraction of the materials designated as mineral resources.

        You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 if you have questions regarding engineering comments. Please contact Adam Turk at (202) 551- 3657 or John Reynolds at (202) 551-3795 with any other questions.

                                                Sincerely,

                                                /s/Tia L. Jenkins

                                                Tia L. Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Beverages, Apparel, and
                                                Mining